(212) 474-1996
August 14, 2008

Brink’s Home Security Holdings, Inc.
Amendment No. 1 to Registration Statement on Form 10
File No. 001-34088

Dear Mr. Knight:

We refer to the letter of July 29, 2008 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Brink’s Home Security Holdings, Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Amendment No. 1 to its Registration Statement on Form 10, File No. 001-34088, filed on July 18, 2008 (the “Registration Statement”).

Concurrently with this letter, the Company is electronically transmitting amendment no. 2 to the Registration Statement (the “Amendment”) for filing under the Securities Exchange Act of 1934 (the “Exchange Act”).  The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter.  Four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement are enclosed for your convenience.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment.  The page numbers in the responses refer to pages in the marked copy of the Information Statement.  Where requested, supplemental information has been provided.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Except as otherwise specifically noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.  The Company also acknowledges that the Staff’s comments or any changes in the disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Exhibit 99.1 Information Statement

The Spin-Off, page 24

Reasons for the Spin-Off, page 24

1.
We note your responses to comments 14 and 15 in our letter dated June 27, 2008.  We continue to believe that a more thorough discussion of what led to Brink’s decision to spin-off its residential and commercial security business at this time would be helpful to shareholders. Please advise or revise.

Response:  The Company has reviewed the factors considered and steps taken by the board of Brink’s in deciding to approve the spin-off of the Company.  The Company does not believe that any additional disclosure regarding such matters would be material to investors in the Company’s common stock.

Management’s Discussion and Analysis..., page 41

Liquidity and Capital Resources, page 52

2.
We note your statement that you believe you will be able to “meet [your] future liquidity needs.”  Please disclose more specifically how long you anticipate being able to meet these needs. Note that we consider “long-term” to be a period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Response:  The Company has revised its disclosure on page 57 to provide more specificity.

Critical Accounting Policies, page 55

Deferred Subscriber Acquisition Costs, page 56

3.
Please revise the disclosure in the last paragraph in this section to clarify the method you use to evaluate the recoverability of deferred acquisition costs that exceed deferred revenue, if any. We note in your response to comment 44 in our letter dated June 27, 2008 that you evaluate recoverability of deferred acquisition for BHT subscribers based on the expected cash to be received less the cost to monitor the site.

Response:  The Company has revised its disclosure on page 62 to provide additional clarity.

Executive Compensation, page 75

Compensation Discussion and Analysis, page 75

4.
We note your response to comment 35 in our letter dated June 27, 2008.  Please further revise your disclosure to discuss how the compensation committee arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer. Provide this analysis and disclosure for each element of compensation and for each named executive officer. For example, for the 2007 KEIP bonuses, disclose the target incentive for each named executive officer and discuss why the compensation committee awarded the specific percentage of each officer’s target incentive amount.

Response:  The Company has revised the disclosure on page 87 to provide additional details to the extent such details are available.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Description of Business…, page F-8

Property and Equipment, page F-9

5.
We refer to your response to comment 45 in our letter dated June 27, 2008.  Please describe in more detail the other branch facility and administrative costs that are allocated to the installation of security systems.  Also address the following in your response:

●	Describe the method you use to allocate each type of cost between installation and service functions of the branch facility;
●	Explain why the allocation method is appropriate;
●	Describe the nature of the operations and activities of the branch facility;
●	Provide a schedule of the amounts capitalized for each type of allocated branch facility and administrative cost during the periods presented in the filing; and
●	Discuss how these costs are directly related to the installation of the system and meet the criteria for capitalization using the guidance in the accounting literature referred to in your response.

Response:  Description of the nature of operations and activities of the branch facilities

The Company establishes and maintains branches in markets where management believes there is a sufficient amount of new installation activity to generate an economic benefit.  As such, most of a branch’s activities are focused directly on installations or the support of installations.

The process begins with the branch sales force, which is responsible for following up on leads generated by the Company’s centralized marketing and selling efforts.  Branch sales personnel also engage in localized selling efforts as time permits.  In a typical successful sales call, the sales person will meet the customer, explain the service and costs, develop a layout of the likely design of the proposed system to aid the installation technician in planning and executing the installation, and obtain a signed contract.

At this point, the installation staff takes over the process.  The technicians review the planned layout of the system with the property owner, install needed components including connecting wiring, test the functionality of the equipment and its ability to send and receive appropriate information to and from the Company’s central monitoring facilities, transmit all relevant site and customer data needed to set up the customer’s site for monitoring, and instruct the customer on the proper use of the system.  By the time the technical staff has completed its work, the Company’s equipment installed at the site is in full operational status as a revenue-producing asset.  Substantially all of the costs related to these installation activities are capitalized.  Because of the nature and importance of the installation process, a substantial portion of the supervisory time within the branch is dedicated to overseeing this critical function.

In the event that an established site requires servicing, a service technician (assigned from a separate group of technicians with generally separate supervision and support resources) is dispatched to address the situation.  All costs of providing service, including direct materials and labor, are expensed as incurred.  In some cases, an installation technician may be temporarily assigned to service; such time devoted to service is recorded separately and all related costs, including associated indirect costs and overhead, are expensed as incurred.

Discussion of which branch costs are capitalized, the method used to allocate branch costs and why the allocation method is appropriate
“Other branch facility and administrative costs”, excluding vehicle costs and telecommunications costs, comprise approximately 8% to 10% of the amount capitalized as security system assets.  These other costs are incurred as part of the installation process and are therefore capitalized.  They primarily consist of branch facilities costs, centralized installation support costs and installation-related insurance costs.  A description of these costs and the associated allocation method are detailed as follows:

Branch Facilities Costs
An allocation of total branch lease and other associated branch facilities costs directly related to installation is capitalized based on an analysis performed annually that measures the portion of technician wages and benefits incurred in the installation process.  The underlying rationale for capitalizing a portion of these costs is that a substantial portion of each branch leasehold exists to support the installation process, and would not be incurred if the branch were operated as a “service-only” branch.  These capitalized costs range from 4% to 5% of capitalized costs for periods presented.

Installation Related Insurance Costs
A portion of the property, casualty and umbrella insurance policies are capitalized as installation costs.  Capitalized branch insurance costs are allocated to installation activities based on the portion of technician wages and benefits incurred in the installation process.  These capitalized costs comprise approximately 1% of capitalized costs for all periods presented.

Centralized Installation Costs
A portion of some centralized employee groups are directly involved in either the site installation process or setting up the security system asset in the Company’s computer systems in order to ensure that the sites can be productively used.  Time studies are conducted annually to determine the portion of time these support groups devote to the installation process.  Based on these studies, an appropriate percentage of centralized installation costs are capitalized for those departments directly involved in site installation and system initialization processes.  These costs comprise approximately 3% of capitalized costs for the periods presented.

Schedule of Capitalized Costs
	1H2008		1H2007		2007		2006		2005
Direct Labor/Benefits	$25.3	39%	$24.4	40%	$48.1	40%	$46.4	41%	$50.7	49%
Indirect Labor/Benefit Costs	6.7	10%	6.2	10%	12.6	10%	10.4	9%	12.0	12%
Total Labor Costs	32.0	50%	30.6	50%	60.7	50%	56.8	51%	62.7	60%

Direct Equipment and Materials	20.6	32%	19.7	32%	38.3	31%	33.8	30%	19.8	19%

Vehicle Costs	5.1	8%	5.0	8%	10.1	8%	10.2	9%	10.0	10%

Telecommunications costs	1.1	2%	1.0	2%	2.1	2%	2.1	2%	2.4	2%

Branch Facilities Costs	3.0	5%	2.5	4%	5.2	4%	4.7	4%	5.3	5%
Insurance Costs	0.6	1%	0.7	1%	1.5	1%	1.5	1%	1.3	1%
Centralized Installation Costs	1.9	3%	1.8	3%	3.6	3%	3.0	3%	2.3	2%

Total Facility/Admin Costs	5.5	9%	5.0	8%	10.3	9%	9.2	8%	8.9	10%
Total Capitalized Costs	$64.3	100%	$61.2	100%	$121.5	100%	$112.1	100%	$103.8	100%

The table below reconciles the total of the above schedule of capitalized costs to total capitalized expenditures as disclosed in the Company’s consolidated financial statements and under “Management’s Discussion and Analysis”:

	1H2008	1H2007	2007	2006	2005
Total Capitalized Costs	$64.3	$61.2	$121.5	$112.1	$103.8
Other Security System Costs (1)	21.3	21.5	43.7	38.0	34.5

Other Capital Expenditures	4.5	5.2	12.6	13.8	23.9

Total Capital Expenditures	$90.1	$87.9	$177.8	$163.9	$162.2

(1)	Primarily security systems purchased from authorized dealers.

Reference to authoritative accounting literature
The authoritative literature is clear regarding the capitalization of direct costs (labor, materials, payroll and related benefit costs) incurred in constructing tangible fixed assets for internal use.  However, a degree of judgment is involved in allocating indirect costs and general and administrative costs between period costs and capitalizable costs.  Although there is no specific guidance for the capitalization of assets in the Company’s line of business, the Company analogizes several pieces of authoritative literature previously referenced in the response to Comment #45 in the Staff’s letter dated June 27, 2008, to support the capitalization of indirect and general and administrative costs including:

●
Paragraph 6 of SFAS No. 34, Capitalization of Interest Costs, provides that “the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.”

The Company uses this guidance to support the notion of capitalizing all costs necessary to bring the security system asset at the customer site to the point that the monitoring service can be delivered.

●
Paragraph 7 of SFAS No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, provides that “project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project.  Indirect costs that relate to several projects shall be capitalized and allocated to the projects to which the costs relate.”

The Company references this guidance to support capitalization of indirect costs, and allocation of those costs to the construction of the security system assets to which those indirect costs relate.

●
Paragraph 6a of SFAS No. 51, Financial Reporting by Cable Television Companies, provides that “costs of cable television plant, including materials, direct labor, and construction overhead shall continue to be capitalized in full” during a prematurity period as defined for that industry.

The Company references this guidance to support capitalization of materials, direct labor and construction overhead costs related to the construction of the security system asset.  The Company notes that prior to the issuance of Staff Accounting Bulletin 101, Revenue Recognition, it strongly analogized to the guidance in SFAS No. 51 on capitalization of self-constructed assets.

●
Paragraph 31a of AICPA SOP 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, provides that costs capitalized for assets developed for internal use should include “external direct costs of materials and services consumed in developing or obtaining internal-use computer software.  Examples of those costs include but are not limited to fees paid to third parties for services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and travel expenses incurred by employees in their duties directly associated with developing software.”

The Company references this guidance to support capitalizing employee-related costs directly associated with the installation of security systems.

Please contact the undersigned at (212) 474-1996, or, in my absence, Holt Goddard at (212) 474-1162, with any questions you may have regarding the Registration Statement.

Sincerely,

George E. Zobitz, Esq.

Mr. Jay H. Knight
Attorney-Adviser, AD11
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Copy to:

Katherine Krebs
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Mr. Robert B. Allen
Brink’s Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX  75063

FEDERAL EXPRESS